03025560

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-74369

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Carnegie Deposit Salary Deferral Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Skibo Financial Corp.
242 East Main Street
Carnegie, Pennsylvania 15106-0664

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Carnegie Deposit
Salary Deferral Plan and Trust

Date: June 30, 2003

By: [signature]
Walter G. Kelly
Trustee

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of First Carnegie Deposit Salary Deferral Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed by Skibo Financial Corp. (the "Company") with the Securities and Exchange Commission on the date hereof (the "Report"), we, Walter G. Kelly, Plan Administrator and Trustee and Carol A. Gilbert, Treasurer, Chief Operating Officer and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Walter G. Kelly
Plan Administrator and Trustee

Carol A. Gilbert
Treasurer, Chief Operating Officer and Chief Financial Officer

June 30, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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